 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* PAVLICS, PETER N. (Last) (First) (Middle) 10260 CAMPUS POINT DRIVE (Street) SAN DIEGO, CA 92121 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          SENIOR VICE PRESIDENT AND CONTROLLER
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 10, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	04/10/2003		A |	4,545 | A |	182,032	D
Class A Common Stock					4,541 (1)	I	By 401(k) Plan
Class A Common Stock					12,144 (2)	I	By ESRP (3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

PAVLICS, PETER N. - April 10, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (Right to Buy)	$28.6000	04/10/2003		A |	(A) 35,000	04/10/2004 (4) | 04/09/2008	Class A Common Stock - 35,000		35,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: N. Walker, Attorney-in-fact, for 04-11-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

PAVLICS, PETER N. - April 10, 2003
Form 4 (continued)
FOOTNOTE Descriptions for SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Form 4 - April 2003

PETER N. PAVLICS
10260 CAMPUS POINT DRIVE

SAN DIEGO, CA 92121
Explanation of responses:

(1)   During the period of January 1, 2003 through March 31, 2003, the reporting person acquired 24 shares of SAIC Class A Common Stock under the SAIC 401(k) Plan. The balance is pursuant to the reporting person's most recent account statement available.
(2)   During the period of January 1, 2003 through March 31, 2003, the reporting person acquired 271shares of SAIC Class A Common Stock under the SAIC Employee Stock Retirement Plan. The balance is pursuant to the reporting person's most recent account statement available.
(3)   By SAIC Employee Stock Retirement Plan
(4)   The option is exercisable according to the following annual vesting schedule: 20% in years 1, 2 and 3, and 40% in year 4.

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